Contact

www.linkedin.com/in/schaeppi
(LinkedIn)
www.epicstoke.com (Other)
www.silentsymphonies.com (Other)

Top Skills

Cognitive-Behavioral AI
Customer Insight
New Market Expansion

Languages

English (Native or Bilingual)
French (Professional Working)

Certifications

Design Thinking for Innovation

Publications

A Data-Driven Approach to Group
Creativity

Patents

Systems and methods to facilitate
adjusting content to facilitate
therapeutic outcomes of subjects

Systems and methods to determine
content to present based on
interaction information of a given
user

Systems and methods to correlate
user behavior patterns within an
online game with psychological
attributes of users

Systems and methods to correlate
user behavior patterns within digital
application environments with
psychological attributes of users to
determine adaptations to the digital
application environments

Joe Schaeppi

Helping agencies & founders make winning Meta ads, fast, with real
audience psychology.
Greater Minneapolis-St. Paul Area

Summary

Most teams guess. But now you don't need to.
Elaris reveals the emotions, motivations, and values behind
decisions so your content, products, and ads resonate on purpose,
not by accident.

What Elaris does:
→ Finds real audiences using first-party psychology
→ Generates living, science-backed personas in seconds
→ Lets you chat with those personas to test ideas, messaging, ads,
and products
→ Creates content and automatically generates winning ads that
matches how your audience thinks and feels

Our track record:

150% ↑ installs (IPM)
26% ↓ cost per install (CPI)
250% ↑ creative win rates
76% of experiences built with us are successful (vs. 95% failure rate)

Our mission is to give AI emotional intelligence so every interaction
feels human, personal, and deeply resonant. Moving technology
from being unsustainable to regenerative and human minded.

——————

Experience

Solsten
CEO, Co-Founder
January 2018 - Present (8 years 2 months)
Minneapolis, Minnesota, United States

We're building the OS for human understanding.

Solsten's Psychology API translates real first party audience psychology into an always-on data layer so any AI, brand, or platform can adapt to the person in front of it based on who they really are. Less noise. More resonance.

Solsten powers the layer; Elaris puts you in the driver seat: our first app to see, test, and create with psychology full understanding of over 400,000 audiences in real time.

Check it here: www.elaris.new

EPICSTOKE
Co-Founder
May 2010 - Present (15 years 10 months)

Born out of the wind, waves, and pursuit of pushing human limitations beyond what is conventionally thought possible, Epicstoke makes harshly durable gear out materials made by nature.

What sets us apart:
→ Designed upcycled and sustainable gear using materials inspired by nature's resilience.
→ Focused on blending functionality and sustainability to serve outdoor enthusiasts.
→ Built a brand rooted in adventure, innovation, and environmental consciousness.

The North Face
Athlete / Ambassador
August 2014 - June 2018 (3 years 11 months)

Freeskier / photographer

Key contributions:
→ Represented The North Face brand while skiing in Utah, Norway, and Switzerland.
→ Generated photos for TNF apparel as well as their social media pages.

https://silentsymphonies.com/

Big Fish Games
Sr Manager of User Experience
May 2016 - January 2018 (1 year 9 months)

Greater Seattle Area

Led a company-wide strategy for UX design and research, significantly enhancing the organization’s user experience capabilities.

Key contributions:
→ Scaled the UX team by 300% to meet growing organizational needs.
→ Increased UX ROI and through strategic research and design implementation.

Steinmann Health LLC

Psychotherapist

August 2014 - April 2016 (1 year 9 months)
Greater Salt Lake City Area

Clinical mental health counselor specializing in adventure-based psychotherapy and neuropsychology

Key activities:
→ Leveraged CBT, DBT, and Adventure-based psychotherapy to deliver successful patient outcomes.
→ Conducted and applied neuropsychological assessments to diagnose and treat patients with an array of conditions from TBI to cognitive and behavioral challenges.

Contravent

User Experience Lead

March 2015 - March 2016 (1 year 1 month)
Greater Salt Lake City Area

Managed the UX team while leading UX research and design process. Clients included CenturyLink, Fidelity, Summit, and startups

MRM

User Experience Director

June 2014 - December 2014 (7 months)
Greater Salt Lake City Area

Directed and designed digital experiences for companies like Verizon, Cisco, ExxonMobil, and Intel. Projects included Intel’s IT Center and iQ app, Verizon’s Smart Meter ROI Calculator and Solutions Lab pages, a content creator for ExxonMobil, as well as Cisco's homepage

HES-SO Haute école spécialisée de Suisse occidentale

UX / Human Factors Engineer
November 2010 - April 2012 (1 year 6 months)
Lausanne Area, Switzerland

Lead and executed a global research project for PMI, creating global
enterprise personas, and delivered talk on the project at the United Nations.
Lead user experience designer and researcher at a 30+ company technology
park (TechnoArk)

Hart Ski Corporation
Athlete / Ambassador
November 2009 - April 2010 (6 months)
Lake Tahoe, CA

_____

Education

University of Wisconsin-Madison
Bachelor of Science - BS, Human Factors Psychology & Anthropology

Prescott College
Master of Science, Clinical Psychology, Specialization: Adventure Based
Psychotherapy

Webster University Geneva
Entrepreneurial Management & Cultural Communication